UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo Company Update - Hosting dated 27 January 2025

Press Release

27 January 2025

Argo Blockchain plc

("Argo" or "the Company")

Hosting Update

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) is pleased to announce that it has entered into a hosting arrangement with Merkle Standard LLC ("Merkle") to host 5,293 S19J Pro miners at Merkle's Memphis, Tennessee location.  These miners, previously hosted by the Company at Helios, will be deployed during the month of February for a minimum one year term. Discussions continue with Merkle to increase the number of miners hosted. An additional 2,500 S19J Pro miners will be hosted at our Baie Comeau, Quebec facility where the Company currently has available capacity.

The previously hosted S19J Pro miners are currently being refurbished and converted from immersion-based miners to air cooled miners and the Company expects this conversion process to be completed by the end of March, with completed units being shipped to Merkle and Baie Comeau during the month of February. By the end of  February, after these deployments, the Company expects one third of the approximately 23,000 miners previously hosted at Helios to be operational.

With the refurbishment process underway and hosting arrangements in place, Argo's hashrate will steadily increase during the month of February.  Ongoing discussions to host the remaining miners continue and the Company will update the market on further install plans as progress is made.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 January, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer